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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
Amendment No. 4*

THE YANKEE CANDLE COMPANY, INC. (Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE (Title of Class of Securities)
984757104 (CUSIP Number)
Fried, Frank, Harris, Shriver & Jacobson One New York Plaza New York, NY 10004 Attn: Lois Herzeca, Esq. (212) 859-8000	Forstmann Little & Co. Subordinated Debt and
    Equity Management Buyout
    Partnership-VI, L.P.
Forstmann Little & Co. Equity Partnership-V, L.P.

    c/o Forstmann Little & Co.
    767 Fifth Avenue New York, NY 10153
    Attn: Winston W. Hutchins
(212) 355-5656
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 6, 2003 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only) FORSTMANN LITTLE & CO. SUBORDINATED DEBT AND EQUITY MANAGEMENT BUYOUT PARTNERSHIP-VI, L.P.

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds* OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES	(7)	Sole Voting Power 8,655,146
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 0
PERSON WITH
	(9)	Sole Dispositive Power 8,655,146

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,655,146

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

(13)	Percent of Class Represented by Amount in Row (11) 15.9%

(14)	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only) FORSTMANN LITTLE & CO. EQUITY PARTNERSHIP-V, L.P.

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds* OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES	(7)	Sole Voting Power 13,143,000
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 0
PERSON WITH
	(9)	Sole Dispositive Power 13,143,000

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 13,143,000

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

(13)	Percent of Class Represented by Amount in Row (11) 24.2%

(14)	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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        This Amendment No. 4 amends and supplements the Statement on Schedule 13D, as amended by Amendments No. 1, No. 2 and No. 3 (the "Schedule 13D"), relating to the common stock, par value $.01 per share (the "Common Stock"), of The Yankee Candle Company, Inc., a Massachusetts corporation (the "Company"), previously filed by Forstmann Little & Co. Equity Partnership-V, L.P. ("Equity-V"), a Delaware limited partnership, and Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VI, L.P. ("MBO-VI"), a Delaware limited partnership. Capitalized terms used and not defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D.

        Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D.

ITEM 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

  On May 5, 2003, at the request of Equity-V and MBO-VI, the Company filed a Registration Statement on Form S-3 with the Securities and Exchange Commission, pursuant to which Equity-V and MBO-VI currently intend to sell up to 14,375,000 shares, including shares covered by the underwriter's over-allotment option, of Common Stock of the Company in an underwritten public offering. There can be no assurance that this public offering will be consummated as currently contemplated or as to the number of shares that will be sold, if any.

ITEM 5. Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows, as of May 6, 2003:

      (i) Equity-V:

      (a) Amount Beneficially Owned:

        Equity-V directly owns 13,143,000 shares of Common Stock. FLC XXX Partnership, L.P. ("FLC XXX"), a New York limited partnership having its principal business office at the address set forth in response to Item 2(b) of the Schedule 13D, is the general partner of Equity-V. Theodore J. Forstmann, Sandra J. Horbach, Thomas H. Lister and Winston W. Hutchins, each a United States citizen with his or her principal place of business being at the address set forth in response to Item 2(b) of the Schedule 13D, are the general partners of FLC XXX.

        The shares of Common Stock owned by Equity-V represent approximately 24.2% of the Common Stock.

  (b)
  Number of shares as to which such person has:

  (i)
  sole power to vote or to direct the vote—13,143,000.

  (ii)
  shared power to vote or to direct the vote—none.

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    (iii)
    sole power to dispose or to direct the disposition of—13,143,000.

    (iv)
    shared power to dispose or to direct the disposition of—none.

  (ii)
  MBO-VI:

  (a)
  Amount Beneficially Owned:

        MBO-VI directly owns 8,655,146 shares of Common Stock. FLC XXIX Partnership, L.P. ("FLC XXIX"), a New York limited partnership having its principal business office at the address set forth in response to Item 2(b) of the Schedule 13D, is the general partner of MBO-VI. Theodore J. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, Jamie C. Nicholls and Gordon A. Holmes, each a United States citizen (other than Mr. Holmes, who is a citizen of the Republic of Ireland) with his or her principal place of business at the address set forth in response to Item 2(b) of the Schedule 13D, are the general partners of FLC XXIX. Mr. Lister, Ms. Nicholls and Mr. Holmes do not have any voting or investment power with respect to, or any economic interest in, the shares of Common Stock held by MBO-VI; and, accordingly, Mr. Lister, Ms. Nicholls and Mr. Holmes are not deemed to be the beneficial owners of these shares.

        The shares of Common Stock owned by MBO-VI represent approximately 15.9% of the Common Stock.

  (b)
  Number of shares as to which such person has:

  (i)
  sole power to vote or to direct the vote—8,655,146.

  (ii)
  shared power to vote or to direct the vote—none.

  (iii)
  sole power to dispose or to direct the disposition of—8,655,146.

  (iv)
  shared power to dispose or to direct the disposition of—none.

  (iii)
  See description of sale transaction in ITEM 4 above.

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SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2003	FORSTMANN LITTLE & CO. EQUITY PARTNERSHIP-V, L.P.
	By:	FLC XXX Partnership, L.P. its general partner
By:
/s/ WINSTON W. HUTCHINS Winston W. Hutchins, a general partner
FORSTMANN LITTLE & CO. SUBORDINATED DEBT AND EQUITY MANAGEMENT BUYOUT PARTNERSHIP-VI, L.P.
	By:	FLC XXIX Partnership, L.P. its general partner
By:
/s/ WINSTON W. HUTCHINS Winston W. Hutchins, a general partner

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Schedule I

FLC XXX Partnership, L.P.:
General Partner of
Equity-V

        FLC XXX Partnership, L.P., a New York limited partnership ("FLC XXX"), is the general partner of Equity-V. Its purpose is to act as general partner of Equity-V and other limited partnerships affiliated with Equity-V. The address of the principal office of Equity-V is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.

Partners of
FLC XXX

        The following are the general partners of FLC XXX, the general partner of Equity-V. All of the following are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. The business address of each of the following persons is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States.

                      Theodore J. Forstmann
                      Sandra J. Horbach
                      Thomas H. Lister
                      Winston W. Hutchins

FLC XXIX Partnership, L.P.:
General Partner of
MBO-VI

        FLC XXIX Partnership, L.P., a New York limited partnership ("FLC XXIX"), is the general partner of MBO-VI. Its purpose is to act as general partner of MBO-VI and other limited partnerships affiliated with MBO-VI. The address of the principal office of FLC XXIX is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.

Partners of
FLC XXIX

        The following are the general partners of FLC XXIX, the general partner of MBO-VI. All of the following are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. The business address of each of the following persons is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States (other than Mr. Holmes, who is a citizen of the Republic of Ireland.)

                      Theodore J. Forstmann
                      Sandra J. Horbach
                      Thomas H. Lister
                      Winston W. Hutchins
                      Jamie C. Nicholls
                      Gordon A. Holmes

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SIGNATURE
FLC XXX Partnership, L.P.: General Partner of Equity-V
Partners of FLC XXX
FLC XXIX Partnership, L.P.: General Partner of MBO-VI
Partners of FLC XXIX